Exhibit 99.42

CYBIN Provides Update on Patent Filings & Development of Therapeutics

Program

TORONTO--(BUSINESS WIRE)--January 6, 2021--Cybin Inc. (NEO:CYBN) ("Cybin" or the "Company"), a life sciences company focused on psychedelic pharmaceutical therapies, is pleased to provide an update on its on its eight patent filings, which cover the Company's novel therapeutics, delivery mechanisms and treatment regiments. Cybin's updated corporate presentation will be available at www.cybin.com.

The Company is also pleased to announce that it intends to expand the development of its therapeutics program to include, in addition to psilocybin, psychedelic compounds such as DMT, psilocybin analogues and a range of tryptamines and phenylethylamines which are expected to have improved pharmacokinetic profiles, while retaining the efficacy of the original molecules. In addition, the Company intends to build a database of molecules and their chemically synthesized pathways for use in the pharmaceutical industry.

Patent Filing Highlights:

•The Company has a provisional patent application for an oral film delivery mechanism covering all psychedelic molecules delivered through oral films, which is expected to increase bioavailability and allow for more consistent doses. The oral film delivery mechanism is expected to have a similar bio-efficacy to oral capsules, but at a reduced dosage and cost.

•The Company has a patent application for a delivery technology covering various chemically synthesized psychedelic molecules which is expected to increase onset times in a similar route to intravenous treatments.

•The Company has multiple patent applications for deuterated psychedelic molecules and analogues which are expected to provide greater stability, better potency, more control over duration and greater bioavailability than other forms of chemical synthesis, bio synthesis or within their natural state.

•The Company has a patent application for platforms that create supportive treatment regimens and is conducting ongoing research of pre-and post-protocol with the goal of enhancing the patient experience.

"Our management team has a proven track record in developing and commercializing dozens of therapeutics, including a modified psychedelic targeted for treatment resistant depression and we intend to continue to advance our IP portfolio, drug discovery platform, delivery mechanisms and technologies all with the end goal of enhancing the patient experience and progressing the psychedelic industry," said Cybin's Chief Executive Officer, Doug Drysdale.

About Cybin Inc.

Cybin is a life sciences company advancing psychedelic pharmaceutical treatments for various psychiatric and neurological conditions. Cybin is developing technologies and delivery systems, aiming to improve bioavailability, to potentially achieve the desired medicinal effects of psychedelics at low dosage levels. The new delivery systems are expected to be studied through clinical trials to confirm safety and efficacy.

Cautionary Notes and Forward Looking Statements

Certain statements in this press release constitute forward-looking information. All statements other than statements of historical fact contained in this press release, including, without limitation, statements regarding Cybin's future, strategy, plans, objectives, goals and targets, and any statements preceded by, followed by or that include the words "believe", "expect", "aim", "intend", "plan", "continue", "will", "may", "would", "anticipate", "estimate", "forecast", "predict", "project", "seek", "should" or similar expressions or the negative thereof, are forward- looking statements. Forward-looking statements in this press release include but are not limited to statements regarding the results of the Company's patents applications, the potential success of the Company's therapeutics, formulations and delivery mechanisms, the expansion of the Company's therapeutic program, and the development of a database of molecules and their chemically synthesized pathways. These statements are not historical facts but instead represent only Cybin's expectations, estimates and projections regarding future events. These statements are not guaranteeing future performance and involve assumptions, risks and uncertainties that are difficult to predict. Therefore, actual results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. The forward-looking information and forward-looking statements included in this press release are made as of the date of this press release. The Company does not undertake an obligation to update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities law. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date.

Cybin makes no medical, treatment or health benefit claims about Cybin's proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, DMT, psilocybin analogues, or other psychedelic compounds or nutraceutical products. The efficacy of such products have not been confirmed by approved research. There is no assurance that the use of psilocybin, DMT, psilocybin analogues, or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin's performance and operations.

The NEO Exchange has not in any way passed upon the merits of the Transaction and has not approved or disapproved the contents of this news release.

Contacts

Investor Contacts:

Tim Regan/Scott Eckstein

KCSA Strategic Communications

Cybin@kcsa.com

Lisa M. Wilson

In-Site Communications, Inc. lwilson@insitecony.com

Media Liaisons:

Jackie Poriadjian

Chief Marketing Officer, CYBIN

Jackie@cybin.com